NSAR ITEM 77C


Van Kampen American Capital U.S. Government Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital U.S. Government Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     135,806,672               Against     3,524,256


        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     110,575,420               Against     4,623,339


        3) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP as Independent Public Accountants for its Current Fiscal Year.

               For     138,087,529               Against     1,923,968